

March 13, 2015

Ernst J. Teunissen
Chief Financial Officer
Cimpress N.V.
Hudsonweg 8
5928 LW Venlo
The Netherlands

      Re: **Cimpress N.V.**
            Form 10-K for the Fiscal Year Ended June 30, 2014
            Filed August 15, 2014
            File No. 000-51539

Dear Mr. Teunissen:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended June 30, 2014

Financial Statements

Notes to Consolidated Financial Statements

16. Noncontrolling Interest, page 81

1. We note that you have included the 49% noncontrolling interest of Plaza Create Co. as temporary equity in your consolidated balance sheet due to certain default provisions contained in the agreement. In this regard, please revise to disclose, in more detail, the nature of such default provisions and clearly explain why such provisions require the temporary equity classification in the balance sheet according to ASR 268 and ASC 480-10-S99-3A.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief